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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Summit Financial Services Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

86606J-10-5

(CUSIP Number)

Marshall T. Leeds

595 South Federal Highway

Suite 500

Boca Raton, Florida 33432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86606J-10-5	Page 2 of 6 Pages

(1)	Names of reporting persons Marshall T. Leeds
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 15,345,087
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 15,345,087
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 15,345,087
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.3%
(14)	Type of reporting person (see instructions) IN

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This Amendment No. 7 amends Schedule 13D, dated March 22, 2002, and Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 thereto (collectively, the “Schedule 13D”), relating to the common stock, $.0001 par value per share (the “Common Stock”), of Summit Financial Services Group, Inc., a Florida corporation (the “Company “ or “Summit”), filed by Marshall T. Leeds (the “Reporting Person”). Except as expressly amended below, the Schedule 13D, as previously amended, remains in effect.

Item 4.	Purpose of Transaction.

Item 4. is hereby amended to include the following:

On November 16, 2013, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with RCS Capital Corporation (“RCS”) and Dolphin Acquisition, LLC (“Merger Sub”), a newly formed wholly-owned subsidiary of RCS. None of Summit or its subsidiaries has a material relationship with RCS or Merger Sub and the merger will not be an affiliated transaction.

Under the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the merger as a wholly owned subsidiary of RCS. RCS expects that the Company’s business, once acquired, will operate independently of RCS’s wholesale broker-dealer subsidiary, Realty Capital Securities, LLC, and function as a separate business unit alongside RCS’s existing operating subsidiaries.

The Merger Agreement provides that each share of common stock of Summit (excluding any dissenting shares) outstanding immediately prior to the closing will be converted into the right to receive (a) $1.2578, representing the sum of the consideration payable in the Merger by RCS, plus cash contributed by Summit (the “Closing Merger Consideration”), and (b) one non-transferable contingent value right (a “CVR”) to be issued by RCS pursuant to a CVR agreement to be entered into at the closing (the CVR and the Closing Merger Consideration, collectively, the “Aggregate Merger Consideration”). The Merger Agreement also entitles the holders of such Summit shares to the pro rata portion of any tax refunds received by RCS as a result of certain net operating losses incurred by Summit with respect to its stub 2014 tax year (the “Tax Refund Amount”). The total consideration payable by RCS in the Merger (not including cash to be contributed by Summit) is $49.0 million, at least $9.8 million of which will be payable in RCS Class A common stock.

The Closing Merger Consideration will be payable in cash (approximately 80%) and RCS Class A common stock (approximately 20%), but Summit’s shareholders will have the right to elect to receive additional shares of RCS Class A common stock in lieu of all or any portion of the Cash Merger Consideration payable to them in cash (other than cash contributed by Summit).

Each CVR represents, generally, the right to receive the pro rata portion of: a $4.5 million holdback remaining after deducting amounts, if any, owing to RCS if Summit does not meet certain revenue and EBITDA targets for 2013, and an additional $0.5 million holdback remaining after deducting any amounts owing to the relevant tax authorities with respect to certain taxes, if any, payable by Summit for its tax years prior to the closing; plus or minus the amount by which Summit’s “normalized net capital” is greater or smaller than “target net capital” of $4.0 million.

Under the Merger Agreement, any outstanding restricted stock units of Summit that are settled in, and any stock options (granted under Summit’s 2000 and 2006 Incentive Compensation Plans) and warrants to purchase, common stock of Summit, to the extent not previously vested or exercised, as applicable, will vest as of immediately prior to the closing. In addition, any stock options granted under the 2000 Plan and any warrants

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that are outstanding and unexercised immediately prior to the closing will not be entitled to any consideration in the Merger and will be assumed by RCS and converted into options and warrants to purchase Class A common stock of RCS, any stock options granted under the 2006 Plan that are outstanding and unexercised immediately prior to the closing will be deemed exercised on a cashless basis for the Aggregate Merger Consideration and the Tax Refund Amount with respect to the remaining underlying deemed shares of Summit common stock; and any restricted stock units will be converted into the right to receive the Aggregate Merger Consideration and the Tax Refund Amount as if such unit was a share of Summit common stock.

Summit and RCS have made customary representations and warranties to one another and agreed to customary covenants in the Merger Agreement.

The completion of the Merger is subject to approval of the Merger by Summit’s shareholders and by the Financial Industry Regulatory Authority, Inc. In addition, completion of the Merger is subject to satisfaction or waiver of a number of customary conditions, as well as the following: in the case of Summit, RCS depositing an amount of cash sufficient to pay the cash consideration payable under the Merger Agreement to holders of Summit common stock and common stock equivalents; in the case of RCS, subject to any elections made by Summit’s shareholders, RCS not being required to pay cash in an amount in excess of $34.2 million in the aggregate and Class A common stock in an amount in excess of $9.8 million in the aggregate; the employment agreements and employment term sheets entered into with certain officers and employees of Summit at the time of the Merger Agreement being in full force and effect; in the case of Summit, the transaction payment plan adopted by Merger Sub at the time of the Merger Agreement (which provides for aggregate restrictive covenant payments of $2.8 million at the closing to certain officers and employees of Summit, as well as additional incentive compensation of $2.0 million for the achievement of performance targets for 2014) being in full force and effect; the effectiveness of a registration statement on Form S-4 with respect to the Class A common shares to be issued pursuant to the Merger and approval for listing on the New York Stock Exchange of the Class A common stock issued by RCS; and, in the case of RCS, dissenting shares representing less than 7% of the outstanding common stock of Summit, and Summit maintaining certain agreed levels of “gross dealer concessions” and “net capital.” The completion of the Merger is not conditioned on antitrust clearance or receipt of any financing by RCS. The Merger is expected to be consummated in the first quarter of 2014.

Unless otherwise determined by RCAP prior to the effective time, of the Merger the directors and officer or managers of Merger Sub immediately prior to the effective time shall be the directors and officers of the Surviving Entity as of the effective time until the earlier of their death, resignation, or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified.

Voting Agreement

Concurrently with the execution of the Merger Agreement, RCS entered into a voting agreement with the Reporting Person (with respect to 6,480,000 shares of Summit common stock, and restricted stock units and options relating to an additional 8,865,087 shares of Summit common stock), pursuant to which, the Reporting Person, among other things, has agreed to vote his shares of Summit common stock in favor of the approval of the Merger Agreement and the Merger and against any alternative transaction (the “Voting Agreement”). The Voting Agreement will automatically terminate if the Merger Agreement is terminated in accordance with its terms.

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The foregoing summary of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, which are filed as Exhibits 1 and 2 to this Amendment No. 7 to Schedule 13D, and are incorporated herein by reference into this Amendment No. 7 to Schedule 13D.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 to this Amendment No. 7 to Schedule 13D is hereby amended and supplemented by adding thereto the following information:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7	Information to be filed as Exhibits.

Exhibit No.	Description

1*	Agreement and plan of Merger, dated as of November 16, 2013, by and among RCS Capital Corporation, Dolphin Acquisition, LLC and Summit Financial Services Group, Inc.

2*	Voting Agreement, dated as of November 16, 2013, by and among RCS Capital Corporation and Marshall Leeds

*	Incorporated by reference to the Company’s Current Report on Form 8–K, filed with the Securities and Exchange Commission on November 18, 2013.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2013	/s/ Marshall T. Leeds
Marshall T. Leeds